Filed by R1 RCM Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: R1 RCM Inc.
Commission File No.: 001-34746

Commission File No. for the Related Registration Statement: 333-264188

Date: May 17, 2022

The following is a complete transcript of R1 RCM Inc.’s fireside chat held on May 17, 2022 at the 2022 RBC Capital Markets Global Healthcare Conference.

R1 RCM Presentation at the 2022 RBC Capital Markets Global Healthcare Conference May 17, 2022

Moderator
•Sean Dodge, RBC Capital Markets Healthcare IT Analyst

Presenters
•Joseph Flanagan, President & CEO
•Rachel Wilson, CFO & Treasurer

PRESENTATION

Sean Dodge
Good morning. Thanks everybody for joining us here at RBC’s Global Healthcare Conference. My name is Sean Dodge. I’m the Healthcare IT Analyst here at RBC. And I’m pleased to be joined by our next presenting company, which is R1 RCM and here on behalf of the company is their Chief Executive Officer, Joe Flanagan, and Chief Financial Officer, Rachel Wilson. So special thanks to both of you for making the trip out and joining us here today.

Joseph Flanagan
Thanks for having us, Sean.

Rachel Wilson
Thank you.

Sean Dodge
Yeah, so where I wanted to start was just on the commercial front.

Joseph Flanagan
Right.

Sean Dodge
So there’s a lot happening. You’ve got a $10 billion deal that we’ve been hearing about. You’ve got the recently signed deal with ScionHealth, plus others.

Joseph Flanagan
Right.

Sean Dodge
So maybe just start by giving us a little bit of an update on activity across your sales pipeline and maybe kind of the incremental tailwinds that you’re picking up here from this macro environment.

Joseph Flanagan
Yeah. It’s been, you know, the past couple of quarters, we’ve been consistently seeing increased activity in the market and, you know, the size and progression of our commercial pipeline, we’re very encouraged with. You know, if we look at Q1, outside of the large contract we’ve commented on our call, and we’re working through as we said, third party access to some of the systems, host systems in that customer’s environment, we were really encouraged to contract Scion in Q1 and in addition to Scion, another three quarters of a billion of NPR in our physician care setting on end-to-end operating partner construct. So when you look at that in totality, separate and apart from the large contract, $2.75 billion of NPR contracted in Q1 with another $500 million, as we commented on in our recent call, in contracting as we speak of NPR. We’re very, very encouraged and really, it’s that activity level, those signings that led Rachel and I to make the decision that over the medium term, if we look at this year, ’23, ’24 as a medium term planning window for us, that we’re going to start increasing our deployment capacity over the back half of this year. And, you know, we’re encouraged by that. And the market, you know, as we’ve said in prior calls, has a lot of good momentum and activity that we’re seeing.

Sean Dodge
Okay, and you mentioned, so the $10 billion deal that’s 99 and a half percent complete except for some small kind of-

Joseph Flanagan
Yeah.

Sean Dodge
-open administrative items. Maybe just kind of walk us through-

Joseph Flanagan
Yeah.

Sean Dodge
-what’s left to get kind of over the hurdle on that.

Joseph Flanagan
Yeah, so we’re, with that particular customer, we’re through all pricing economic discussions. We’re through all governance requirements on the customer side, which for the size of this type of engagement is quite involved. And so what we’re working on right now is our employees’ access to host systems. That’s typically something we do post contract signing as part of the first steps in deployment planning. For this particular engagement, the customer prefer we do that pre-signing, and so that’s what’s in front of us. Now, that will save us time with deployment. So we’re still, you know, assuming that we and we are deploying quite a few resources as we speak around kind of deployment activities at large for that engagement.

Sean Dodge
Okay. In, as far as deployment timelines go, I think initially kind of early on, you talked about maybe having that spread over two years.

Joseph Flanagan
Yeah.

Sean Dodge
How should we think about maybe the pacing of how that NPR gets deployed over?

Joseph Flanagan
Yeah, that’s still the assumptions we’re making. So we’re assuming we start $5 billion roughly of that in, call it phase one, in this calendar year and in the near term, and then the following $5 billion in ’23. So when we think about that from our capacity allocation, for ’22, and ’23, we have committed $5 billion of deployment starts, if you will, in both of those years. And so when you think about kind of the $9 to $10 [billion] type, medium range planning signal, when we look at this year, we already have, you know, $7.75 billion of plan deployment starts which will be the largest new deployments we’ve started, you know, since 2016. To which we’re very excited about and as I said, the commercial teams are very active right now. We’re still early in the year. We still have a lot of pipeline activity. The way I would characterize it, I would be disappointed if our commercial team doesn’t have additional end-to-end signings this year, and then they’re going to start filling up the capacity for ’23 as well, you know, as we progress through the year. So that’s the way we think about kind of the phasing on that and, you know, we would say employee transitions will start four to five months post that contract signing. And the reason I mentioned that is that’s when you’ll start to see some of the revenue come into, you know, our reported results, and as we penetrate, it will only increase as we always do with our contracts.

Sean Dodge
Okay. There’s been a lot of speculation on who the $10 billion counterparty is. Is there anything you can share around? Is this a process? Is this a health system that’s running, billing, and collecting internally? Currently, was this a competitive takeaway? Anything about kind of the length of the sales cycle?

Joseph Flanagan
I don’t want to get too much into it out of respect for the customer, but what I would say is long sales cycle, well-structured process as you would expect, very sophisticated customer. So it has all the attributes along those lines and, you know, we’re just excited to be in the position we are to partner with this particular customer.

Sean Dodge
Okay. On the ScionHealth deal. The agreement there is for the LTACH. They also run, I think it’s 18 acute care-

Joseph Flanagan
Right.

Sean Dodge
-facilities. Is that a future opportunity or why weren’t those included in this initial?

Joseph Flanagan
I would say for sure, a future opportunity and, you know, the focus with Scion has just been on the LTACH care setting, you know, and so nothing other than, you know, that’s where their priority was. And, you know, we’re very, very excited to have the opportunity to partner and serve Scion in that LTACH setting. We think it again opens up the market for us, you know, in terms of just adding additional TAM, if you will, for that care setting and so we’re excited about that as well.

Sean Dodge
And so LTACHs being relatively new for you, what are the other kind of potential TAM expanders you guys are looking at?

Joseph Flanagan
I would say the ASC market. We’re quite active there with some of our current ambulatory customers, some of our IDNs that have specific ASC strategies of growth. And then our commercial teams are very focused on that segment and penetrating that segment. So that’s one that I would highlight. And then what I would say is not necessarily a new market, but one that we still have a lot of expansion opportunity is just the physician setting. You saw us or me comment on our Q1 call on the three named wins that we had in that setting of care. We’re excited about that. That’s an area that’s growing, is large, and we think has a lot of runway for growth looking forward.

Sean Dodge
Okay. Maybe staying on the TAM, you’re also doing some exciting work in value-based care. You’ve got the relationship with VillageMD that you’ve signed-

Joseph Flanagan
Right.

Sean Dodge
-last year. Maybe just a little bit on kind of the opportunity and what you see going forward on that side.

Joseph Flanagan
Yeah, I mean, that end market from our perspective is still, you know, emerging, forming, whatever the right, you know. There’s a lot of new entrants. There’s a lot of our current customers that have strategies along those lines. When we kind of break all that down, what we’re probably most excited about is how we can bring scaled infrastructure to that payment model. And we think about that in the near term, three very logical extensions for us. One is everything around patient engagement and physician engagement. You know, our Entri platform, some of the assets we have in that area, scheduling and referral coordination, site of care compliance, those types of things, very, very applicable. And as we’re learning, and it’s so early for us, our value prop and our capabilities are actually quite strong, vis-à-vis how that market’s being served today. The second key area is acuity capture. We obviously have significant footprint in the middle operations, whether it be with our IDN customers or our ambulatory customers. We’re seeing a broad range of demographics. We’re covering a broad range of specialties, etc. So we feel very good about our position there. And then the final thing is just transaction complexity, the ability to pay claims, administer claims, those types of things. And so those three, four components of infrastructure to manage that payment model, we think we have a very good competitive position, scale leverage, global footprint, technology to bring to bear. We’re excited about the potential of VillageMD partnership. In Q4 we initiated a relationship with ChenMed, another leading player in this space, and we’ve got a focus to continue to evolve our presence there. And we think there’s a market that is going to be very big, but that we can do this in a very methodical, disciplined way. And that’s the mindset we have right now.

Sean Dodge
Okay, and you touched on a little bit earlier, but I want to spend a little bit more time on the nominal deployment capacities-

Joseph Flanagan
Yeah.

Sean Dodge
-you talked about with the half of the $10 billion contract that you’ll implement this year plus Scion. You’re at almost $8-

Joseph Flanagan
Right.

Sean Dodge
-billion NPR already. You talked about an inactive late stage pipeline, so expecting more to come. You’ve shown the ability in the past to be able to flex your deployment capacity over periods of time. So maybe just kind of bring all of that together and then how that is tied into guidance, kind of the costs related to-

Joseph Flanagan
Yeah

Sean Dodge
-those incremental investments.

Joseph Flanagan
In the short term, we’re definitely going to have to flex our current capacity because it’s not a situation where we have that incremental capacity onboard today as we speak. Really our target is to ramp that up and to be able to exit 2022 with that capacity in place going into ’23. So we’re going to, you know, challenge our teams, and we’ve done this in the past, to absorb the growth we’ve contracted and are starting to deploy as we speak. The way we think about that medium range planning signal, again, we think about it ’22, ’23, and ’24. That’s kind of the horizon we’re looking at. So when you look at ’22 and ’23, I commented on the $5 billion of starts this year and deployments and $5 billion next year. And essentially, we’re filling in that delta. And we have good line of sight right now commercially in our pipeline to underwrite that, to make that commitment on investment. And we look, when we look out to 2024, you know, we’ve got the core progression of our standalone R1 activities, but what we really are excited about, and we think this is probably a 2024 dynamic, is the installed base at Cloudmed. And so we have not yet closed that transaction, so our commercial teams are still operating independently. But the independent feedback we’ve received and Cloudmed’s received through their discussions with customers is increasingly. It’s not going to be every one of Cloudmed’s customers, but there will be a number of opportunities that we see that we wouldn’t have otherwise seen because of the relationship Cloudmed has and the opportunity for us to facilitate that. And, you know, while we haven’t commented on growth synergies, specifically, you know, put a number on it or arrange on it, I would say, since announcing that transaction, you know, my excitement has only increased in the potential to unlock growth, not only in the modular channel, but also in the end-to-end offering, and we really see that as a 2024 dynamic playing through.

Sean Dodge
On the nominal deployment capacity, you talked about kind of scaling cost efficiency. So as you add incremental capacity-

Joseph Flanagan
Right.

Sean Dodge
-they cost you less and less. So it sounds like there’s not a linear relationship between cost to maintain that and the capacity itself. Where does that kind of scaling cost efficiency come from?

Joseph Flanagan
Yeah. When we went from $3 billion to $5 billion, which was the last time we stepped up our deployment capacity, there were a couple of areas where that investment went to. One of the areas was around, you know, our technology integration with the host system. And so that area is everything from identity and access management. Again, we have a lot of users that are our employees that have to access different systems in the customers’ environment. And then data integration, data migration, data ingestion. And so those were technology investments that we made when we went from $3 to $5 billion and essentially, we took what was a very manual process and turned it into a more technology-enabled process. As we go to the next tranche, we will get scaling efficiency from that, as you would expect us to do. And so, you know, when we went from $3 billion to $5 billion, I think it cost us $7 to-

Rachel Wilson
$8.

Joseph Flanagan
-$7 to $8-

Rachel Wilson
Yup.

Joseph Flanagan
-million. And I think my comments on our recent calls, we should get meaningful scale efficiencies on the next tranche. And really the part that is always going to be labor driven, is the front-end deployment leadership that, you know, works on assessing the current operation, migrating to our standard, setting up all the reporting cadences and communication mechanisms across the customer environment. That’s always going to be manual. That is going to take incremental investment, but we will get scale leverage, you know, from the technology investments we made on tech deployment and user management, so to speak.

Sean Dodge
You’ve also made some good progress shortening deployment-

Joseph Flanagan
Right.

Sean Dodge
-timelines, which is another way of maximizing your capacity.

Joseph Flanagan
Right. Yeah, I think the shortening of deployment timelines, or said differently, is how can we get to our target economics quicker, you know. And that’s a big priority for us and the biggest driver I would highlight there is automation. So if you look at our automation journey up till now, we started just automating discrete tasks in the revenue cycle operation. More recently, and we’re just about done with this, we automated the interactions with third-party systems. And the third-party systems that we generally interact with are the payer systems, the banking systems, and then the host systems in the environment. The biggest component of host system architecture is the EMR. Okay? So those three ecosystems, we’re almost fully integrated into. And the reason, and when I say integrated into the host systems, that means, you know, we’ve touched roughly 90% of what we’re going to see in terms of banking relationships, 90% of payer relationships, and 90% of EMR relationships. What that allows us to do is to turn those automations on much quicker. So, you know, I’m optimistic and, you know, my expectation from our teams is we’re in a position sometime over the next, you know, three to four quarters to re-rate some of those models that we’ve shared with the investment community so we can get to target economics quicker, which is a big priority for us. The combination of not costing as much to deploy, and then hitting target economics quicker, I think is, you know, very valuable for all of our stakeholders.

Sean Dodge
Right and if we think about target economics, at least one of your recent contract modifications allowed you to now use offshore resources for-

Joseph Flanagan
Patient access.

Sean Dodge
-patient access, and then computer-assisted coding. So where are you in rolling that-

Joseph Flanagan
Yeah.

Sean Dodge
-out? And in how, I guess how broadly can you apply that or kind of layer that across your existing bases or does that got to be done on a very kind of specific basis?

Joseph Flanagan
Yeah, I’ve been really encouraged. So we commented specifically with the Ascension renewal, that they gave us in that construct full support on offshore engagement with patients. They approved our new center in the Philippines. We expect to exit this year with north of 750 people in that Greenfield Center. I’m proud of the team on, you know, how quickly they’ve put that in place and stood that up. And so that is something that, you know, as we head into 2023, you know, we will start to kind of unlock the benefit from. I’m also encouraged. Not only did Ascension give us approval, but across our customer base, there’s more openness than I’ve ever seen. Now, part of this is probably driven by supply constraints in the U.S. to allow patient access on a global basis. And this is a big deal for us because, you know, we have a significant amount of our labor, if you will, our onshore labor, is tied up in these functions. So that’s very much a near term driver on leverage that we’ll see. Computer-assisted coding, this is something that we are excited about. It’s not going to be as quick as the standing up of our center offshore that I just commented on, but the benefit is going to be quite significant. And so one of the things that is critical for us as our data footprint to feed those predictive models, and so with Cloudmed coming in, the joint technology teams as part of integration planning have been very, very focused on this use case. And so I’m encouraged on where the teams are, and the degree of confidence we have to unlock that technology lever, you know, which is something that I think from an innovation standpoint will be quite significant. And you’ll have many, you’ll have economic benefits, but also from a value prop, serving physicians, etc, great benefits as well.

Sean Dodge
Okay. And so if we think about your current guidance, and there’s lots of moving parts. So you’ve got the big contracts that we’ve talked about, the investments you’re making in the nominal point of capacity, we’ve got Cloudmed that’ll be closing sometime later in June. Maybe just kind of help level set and help us think about what’s in guidance now and maybe-

Joseph Flanagan
Yeah

Sean Dodge
-what needs to be updated when guidance gets.

Joseph Flanagan
Yeah, yeah. So if you think about our guidance today, what are the underwriting assumptions in our guidance? You know, one, we’ve, you know, if you’re technical on it, we would say we included about 12% of year-over-year NPR growth, in our guidance, call that $4.6 to $4.8 billion. I think it’s fine. And the way I generally think about it is we have $5 billion of assumed deployment, new contract starts in our guidance. So, you know, the large contract, that’s in our guidance and covered. The economics, the drag on economics is included in our standalone current year guidance. The second thing and we can, I highlight this because I think it’s important testament to our teams. We’ve assumed wage inflation in certain markets and so we’re not sitting as we, you know, coming out of Q1 we feel comfortable with our assumptions there. And we also feel comfortable with our assumptions on patient volumes. So if you look at our standalone guidance, that $385 to $405 [million], pick the midpoint, for lack of better words, at $395 [million]. It includes all of those assumptions. So with the Cloudmed close, what we’re going to update around is Cloudmed contribution and on that front, our understanding of the Q1 results in Cloudmed are very encouraging. And our view, you know, from an R1 perspective, is that they should be at or above kind of the guidance we laid out at the start of the year when we announced that transaction. So we will roll that into the current year guidance. And then you’ve got $2.75 billion that’s already contracted that will be starting. We’ll roll in those starts. And then we’ll make an assumption on what we may see for the balance of the year. And we’ll think about how to characterize that for the investment community. And then as I said, the only final point is, as we raise deployment capacity, what of that investment are we going to see in the back half of the year. And again, we do not expect that to be pro rata with what it cost us to go from $3 to $5 [billion]. As we commented before, we expect to have very real scaling efficiencies there and we think it’s a great investment to capture what’s a really exciting market in ’23 and ’24. So that’s kind of the building blocks that we’ll lay out for everybody, you know, and we plan to do that right after Cloudmed closes.

Sean Dodge
Okay, great and I want to turn next to what I think is one of the more exciting parts of the story, which is, we touched on a little bit before, but the automation efforts. You said in Q1, you automated the equivalent of like 12 million tasks. You’re on pace to cumulatively automate 100 million.

Joseph Flanagan
Right.

Sean Dodge
But maybe just kind of help put that in context of like EBITDA savings for us, what your targets are, where you’re kind of in relation to those.

Joseph Flanagan
Yeah, so if you look at what our target exiting 2022 was, and we laid this out at the start of the year, was to cumulatively, since we started this program, have a contributed EBITDA of $45 million and exit the year with 100 million tasks automated. We will be ahead of the tasks automated, and then we will absolutely be on track to deliver the $45 million of cumulative EBITDA contribution. And that’s net of investments we’re making, you know, because right now we see a significant, we’re still early in this journey, the automation routines that we put in place we are excited about, but they are still relatively basic as you compare the technology levers that are available to us. And so we think it’s the right approach to reinvest, you know, on an economic basis, you know, favorability that we are seeing with the progression on penetration of tasks automated.

Sean Dodge
Okay, great. We are pretty much right on time.

Joseph Flanagan
Great.

Sean Dodge
So, we’ll leave it there. So, Rachel and Joe, thanks again very much for joining us today.

Joseph Flanagan
Yeah, thank you, Sean. Thanks for everybody joining us today.

Additional Information and Where to Find It

This communication includes information regarding the proposed transaction between R1 RCM Inc. (the “Company”) and Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Project Roadrunner Parent Inc. (“New R1”), a wholly owned subsidiary of the Company, has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus, which was declared effective by the SEC on April 22, 2022. Promptly after the proxy statement / prospectus was declared effective by the SEC, a copy of the proxy statement / prospectus was sent to all shareholders of the Company. The Company and New R1 may also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC by the Company and New R1 through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company and New R1 with the SEC also may be obtained free of charge at the Company’s website at http://www.r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the proxy statement / prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth, and future performance, including, but not limited to, statements about the expected timing, completion, and effects of the proposed transaction, the Company’s strategic initiatives, capital plans, costs, ability to successfully implement new technologies, future financial and operational performance, and liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see,” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the Company’s ability to retain existing customers or acquire new customers; (ii) the development of markets for the Company’s revenue cycle management offering; (iii) variability in the lead time of prospective customers; (iv) competition within the market; (v) breaches or failures of the Company’s information security measures or unauthorized access to a customer’s data; (vi) delayed or unsuccessful implementation of the Company’s technologies or services, or unexpected implementation costs; (vii) disruptions in or damages to the Company’s global business services centers and third-party operated data centers; (viii) the impact of the COVID-19 pandemic on the Company’s business, operating results, and financial condition; (ix) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (x) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; and (xi) the Company’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that has been filed relating to the transactions described herein, and any other periodic reports that the Company or New R1 may file with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied in the Company’s forward-looking statements. Subsequent events and developments, including actual results or changes in the Company’s assumptions, may cause the Company’s views to change. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.